Orrick, Herrington & Sutcliffe LLP 51 West 52nd Street New York, NY 10019-6142 +1 212 506 5000 orrick.com

June 5, 2025

VIA EDGAR

Ms. Hodan Siad, Esq.

Mr. Arthur Sandel, Esq.

Office of Structured Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	WFN Credit Company, LLC

World Financial Network Credit Card Master Note Trust

World Financial Network Credit Card Master Trust

Amendment No. 1 to Registration Statement on Form SF-3

Filed June 5, 2025

File Nos. 333-286337, 333-286337-01 and 333-286337-02

Dear Ms. Siad and Mr. Sandel:

We are pleased to file Amendment No. 1 to the Registration Statement on Form SF-3 (“Amendment No. 1”) on behalf of WFN Credit Company, LLC (the “Registrant”), as depositor to World Financial Network Credit Card Master Note Trust and World Financial Network Credit Card Master Trust. We have reviewed your letter dated April 28, 2025 (the “Comment Letter”) providing comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Registrant’s Registration Statement on Form SF-3 filed with the Commission on April 2, 2025 (the “Registration Statement”). The Registrant’s responses to the Staff’s comments are set forth below. Capitalized terms used in this letter without definition have the meanings given to those terms in the form of prospectus contained in Amendment No. 1. References to “we,” “us,” “our” and other similar pronouns in this letter refer to the Registrant, or to the Registrant and its affiliated transaction participants, as applicable.

For your convenience, a copy of each Staff comment is included below in bold-face font, followed by the Registrant’s response.

Ms. Hodan Siad, Esq. Mr. Arthur Sandel, Esq. Securities and Exchange Commission June 5, 2025 Page 2

Registration Statement on Form SF-3

General

Comment 1:

Please confirm that the depositor and any issuing entities previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

Response:

In response to your comment, we supplementally confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely in its Exchange Act reporting during the last twelve months with respect to asset-backed securities (“ABS”) involving the same asset class as the asset class underlying the transactions to be registered pursuant to the Registration Statement, as contemplated by General Instruction I.A.2 to Form SF-3.

Form of Prospectus

Summary of Risk Factors, page 40

Comment 2:

We note that your form of prospectus includes a Summary of Risk Factors that exceeds two pages. Item 105(b) of Regulation S-K requires that the risk factor summary be no more than two pages. Please revise.

Response:

The Summary of Risk Factors in our form of prospectus is intentionally comprehensive, designed to contemplate various deal structures that are unlikely to apply simultaneously. In response to your comment, we confirm that, in connection with a takedown transaction from the Registration Statement, we will ensure that the Summary of Risk Factors, should the risk factor section exceed 15 pages, is limited to no more than two pages as required by Item 105(b) of Regulation S-K.

Trust Portfolio

Addition of Trust Assets, page 147

Comment 3:

We note your disclosure here and elsewhere throughout the prospectus that additional accounts may be designated to the trust if certain conditions are satisfied. Please revise your prospectus where appropriate to include disclosure about the nature of the review of such additional accounts performed by the depositors or the sponsor as required by Rule 193 and whether the receivables related to such accounts deviate from disclosed underwriting criteria or other criteria or benchmarks used to evaluate the assets. Refer to Securities Act Rule 193 and Items 1111(a)(7), 1111(a)(8), and 1111(g)(8) of Regulation AB.

Ms. Hodan Siad, Esq. Mr. Arthur Sandel, Esq. Securities and Exchange Commission June 5, 2025 Page 3

Response:

In response to your comment, we have inserted a bracketed placeholder under the caption “The Trust Portfolio—Addition of Trust Assets” confirming that disclosure contemplated by Items 1111(a)(7), (a)(8), and (g)(8) of Regulation AB will be included if the receivables related to additional accounts designated to the trust prior to the date of the related prospectus deviate from the disclosed underwriting criteria or other criteria or benchmarks used to evaluate the assets.

We also note that under the caption “Compliance with Underwriting Criteria” in the form prospectus, and consistent with the requirements of Items 1111(a)(7), (a)(8), and (g)(8) of Regulation AB, we disclose that accounts approved through the manual review process rather than the automated process, and are therefore considered exceptions, did not meet the sponsor’s initial underwriting policies and that the sponsor determined to include the receivables for which exceptions were identified in the trust portfolio because the fact that the accounts did not meet the sponsor’s initial underwriting policies would not have a material adverse effect on the trust, and therefore the exceptions do not cause the receivables to be ineligible for sale to the trust.

Furthermore, we have added a notation under the caption “Review of Pool Asset Disclosure” confirming that the review of receivables in the trust portfolio, in connection with new issuances, will encompass receivables comprising the trust portfolio as of the dates specified in the related prospectus. This includes receivables arising in additional accounts designated to the trust portfolio on or prior to such dates.

Use of Proceeds, page 249

Comment 4:

We note your disclosure that WFN Credit Company, LLC will receive the net proceeds from the sale of the notes and may use those proceeds to retire debt, including to retire existing series of investor certificates or notes that are variable interest, and may use a portion of the net proceeds for general corporate purposes. Please revise to clarify whether any of the proceeds from the offering will be used by the issuing entity or if all net proceeds will be paid directly to WFN Credit Company, LLC to use for its own purposes. If the issuing entity will use a portion of the proceeds, revise to disclose how the issuing entity intends to use the proceeds, including the approximate amount intended to be used for each such purpose. Refer to Item 504 of Regulation S-K. If the issuing entity will not use any of the proceeds, revise to clarify whether the payment of net proceeds directly to WFN Credit Company, LLC will result in a reduction of the Transferor Amount.

Ms. Hodan Siad, Esq. Mr. Arthur Sandel, Esq. Securities and Exchange Commission June 5, 2025 Page 4

Response:

In response to your comment, we have revised the discussion under the caption “Use of Proceeds” in the form of prospectus to clarify that WFN Credit Company, LLC will receive the net proceeds from the sale of the notes directly. We have also inserted bracketed placeholders stating that none of the net proceeds from the sale of the notes offered by this prospectus will be used by the issuing entity, and confirming that, if any portion of the net proceeds from the sale of the notes will be used by the issuing entity, the amount of such use by the issuing entity, including how the issuing entity intends to use such proceeds, and the approximate amount intended for each purpose would be disclosed.

The issuance of any investor certificates or notes, and consequently the increase in the aggregate invested amount of outstanding series of securities, will result in a reduction of the Transferor Amount. However, the payment of the net proceeds from the sale of such investor certificates or notes to the transferor will not directly impact the Transferor Amount. The use of the proceeds, however, such as retiring an existing series of investor certificates or notes, will increase the Transferor Amount.

We believe the Registrant’s responses above address each of the Staff’s comments. If you have any questions or comments regarding this response, please do not hesitate to contact me at (212) 506-5189 or my partner, S. Chris Min, at (212) 506-5166.

Sincerely,

/s/ Robert B. Moyle

Robert B. Moyle

cc:	Emily Little, Esq.

Keri Collin, Esq.

S. Chris Min, Esq.